Robert D. Axel Senior Vice President and Principal Accounting Officer 100 Mulberry Street, Newark NJ 07102-2917 Tel 973 802-3555 Fax 973 802-9065

April 21, 2015

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 20, 2015

File No. 001-16707

Dear Mr. Rosenberg:

We received your letter dated April 7, 2015, setting forth comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014
Form 10-K”). For your convenience, we have included the staff’s comments below along with our responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for Financial Services Businesses by Segment

Variable Annuity Hedging Program Results, page 92

1.	Please describe and quantify for us the factors underlying the increases in the gross embedded derivative liability to $14.8 billion and the NPR adjustment to $6.7 billion. Please also explain to us the reasons why the NPR adjustment was 45% of the gross embedded derivative liability at December 31, 2014 in comparison to 81% at December 31, 2013.

Response:

In the Notes to Consolidated Financial Statements included in Item 8 of the 2014 Form 10-K on pages 308 and 311, the Company disclosed the following in regard to its valuation of optional living benefit features, including the incorporation of NPR in the valuation of the embedded derivatives associated with those features:

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 21, 2015

“Future Policy Benefits —The liability for future policy benefits is related to guarantees primarily associated with the optional living benefit features of certain variable annuity contracts offered by the Company’s Individual Annuities segment, including GMAB, GMWB and GMIWB, accounted for as embedded derivatives. The fair values of the GMAB, GMWB and GMIWB liabilities are calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. This methodology could result in either a liability or contra-liability balance, given changing capital market conditions and various actuarial assumptions.”

“In the risk neutral valuation, the initial swap curve drives the total return used to grow the policyholders’ account values. The Company’s discount rate assumption is based on the LIBOR swap curve adjusted for an additional spread relative to LIBOR to reflect NPR.”

Page 311 (Footnote 6)

“To reflect NPR, the Company incorporates an additional spread over LIBOR into the discount rate used in the valuation of individual living benefit contracts in a liability position and generally not to those in a contra-liability position. The NPR spread reflects the financial strength ratings of the Company, as these are insurance liabilities and senior to debt. The additional spread over LIBOR is determined by utilizing the credit spreads associated with issuing funding agreements, adjusted for any illiquidity risk premium.”

As discussed above, the fair value of this liability is calculated as the present value of future expected benefit payments to customers less the present value of future expected rider fees collected from customers attributed to the embedded derivative. The long duration of expected benefit payments to customers impacts the sensitivity of the fair value of the embedded derivative liability. As of December 31, 2014, the absolute level of expected benefit payments peaks approximately 25 years into the projection period, with sizeable benefit payments continuing 30 or more years into the future. The assessed rider fees are collected quarterly beginning at contract inception until the account value is exhausted, which is when benefit payments generally begin and, therefore, the assessed rider fees have a much shorter duration relative to the projected benefit payments.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 21, 2015

The present value calculation uses a discount rate that is determined based on the LIBOR swap curve plus a credit spread based on the Company’s NPR. LIBOR swap rates declined significantly in 2014, which increased the fair value of this liability. Since the magnitude of NPR is correlated to the size of the pre-NPR liability, NPR increased due to the increase in the pre-NPR liability. The LIBOR swap and NPR credit spread rates were as follows:

	December 31, 2013	December 31, 2014
30 Year LIBOR swap rate	3.92%	2.70%
30 Year NPR credit spread rate	1.09%	1.30%

The liabilities are highly sensitive to changing capital markets conditions. Changes in the LIBOR swap rates impact account value growth and discounting for U.S. GAAP valuation, while changes in the NPR credit spread rates only impact discounting. As discussed in the disclosures referenced above, this can result in scenarios where the embedded derivative is either a liability or contra-liability balance. The total impact of NPR movements is driven primarily by the change in the embedded derivative liability before applying NPR, and the change in the NPR credit spreads. Since NPR credit spreads can increase or decrease independently of LIBOR swap rates, this movement can drive a larger or smaller NPR balance that may not correlate to the change in the pre-NPR embedded derivative liability.

The NPR adjustment as a percentage of the pre-NPR embedded derivative liability is expected to change as the level and shape of the NPR curve, portion of the business subject to NPR adjustments and projected cash flows change. Therefore, comparing the NPR adjustment to the total pre-NPR embedded derivative liability results in distorted ratios. An alternative comparison would be between the NPR adjustment and the pre-NPR embedded derivative liability for the business affected by the NPR adjustments, illustrated as follows:

	December 31,
	2013	2014
	(in billions)
Fair Value of Net Embedded Derivative Liability, excluding NPR (“Net Liability”)	$2.7	$14.8
Comprised of:
Contracts in a Liability Position (portion affected by NPR adjustment) (“Gross Liability”)	$4.2	$15.4
Contracts in a Contra-Liability Position	$1.5	$0.6

NPR Adjustment	$2.2	$6.7

% of NPR to Net Liability	81%	45%
% of NPR to Gross Liability	52%	44%

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 21, 2015

NPR as a percentage of the pre-NPR liabilities subject to NPR decreased from 52% to 44%. The sensitivity of the liability to the movements in the swap curve, which impacts both account value growth and discounting, is much greater than the sensitivity of the NPR adjustment, which impacts only discounting. Absent a change in the NPR curve itself, we expect this ratio will decrease as the pre-NPR liability increases due to lower LIBOR swap rates given their current respective sensitivities.

The Company has provided disclosures in Quantitative and Qualitative Disclosures about Market Risk included in Item 7A of the 2014 Form 10-K on pages 191-193 to illustrate the sensitivity of the embedded derivatives to reasonably likely future changes in interest rates and our NPR credit spreads.

2.	Regarding your tabular disclosure on page 94, please provide us with an analysis as to how the following were derived:

•	change in fair value of hedge positions;

•	change in value of hedge target;

•	change in portions of U.S. GAAP liability, before NPR, excluded from hedge target; and

•	change in the NPR adjustment.

Response:

The response below provides descriptions of the line items within the tabular disclosure on page 94 and the correlation of those line items to the table on page 93.

The primary differences between the results disclosed on page 94 (“Living Benefits Results Table”) and page 93 (“Embedded Derivative Liability Table”) are driven by the aggregate reporting of our annual assumption update in “Net impact of assumption updates and other refinements” within the Living Benefit Results Table. This includes: (a) the impact of the annual assumption update on our hedge target; (b) related changes in the NPR adjustment; (c) related changes in amounts attributable to the difference between the value of the hedge target and the value of the embedded derivative as defined by U.S. GAAP; and (d) related amortization of DAC and other costs. The amounts included within “Net impact of assumption updates and other refinements” for the year ended December 31, 2014 are as follows:

2014
(in millions)
Change in fair value of hedge positions	$0
Change in value of hedge target	(1,263)

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 21, 2015

Change in portions of U.S. GAAP liability, before NPR, excluded from hedge target	(318)
Change in the NPR adjustment	618

Subtotal	(963)
Related benefit/(charge) to amortization of DAC and other costs	332

Net impact of assumption updates and other refinements	$(631)

Additionally, the change in value of the hedge target includes assessed rider fees attributable to the applicable living benefit features recognized for the period. As discussed above, the fair value of this liability is calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. Assuming all else being equal, this liability will increase as the amount of future projected assessed rider fees are collected due to differences between the timing of fees collected (begins at inception of the contract until account value is exhausted) and benefit payments made (generally begin when account value is exhausted). In this scenario, the increase in this liability would be offset by income generated from the collection of assessed rider fees. The Living Benefit Results Table on page 94 reflects this offset.

Change in fair value of hedge positions:

This represents the change in the fair value of the derivatives utilized as part of the Company’s hedging strategy to help manage the capital market risks associated with our living benefit guarantees. The Company enters into a range of exchange-traded, cleared and over-the-counter equity and interest rate derivative positions to offset risks related to the change in the hedge target liability. The change in the fair value of these positions reflects market movements over the period as well as interim settlements, corresponding hedging trading decisions and other observable market inputs.

Correlation to disclosures within the Embedded Derivative Liability Table: This item is not disclosed within the Embedded Derivative Liability Table.

Change in value of hedge target:

This represents the change in the value of our hedge target liability. The Company’s hedging program utilizes an internally-defined hedge target liability, which is valued on a mark-to-market basis like the U.S. GAAP liability and, in certain equity market and interest rate scenarios, could be an asset. The modifications to our assumptions used in the U.S. GAAP valuation to arrive at the hedge target liability are disclosed on page 93 and provided below:

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 21, 2015

“As currently defined, our hedge target includes the following modifications to the assumptions used in the U.S. GAAP valuation:

•	The impact of NPR is excluded to maximize protection against the entire projected claim irrespective of the possibility of our own default.

•	The assumptions used in the projection of customer account values for fixed income and equity funds and the discounted net living benefits (claims less fees) are adjusted to reflect returns in excess of risk-free rates equal to our expectations of credit risk premiums.

•	Actuarial assumptions are adjusted to remove risk margins and reflect our best estimates.”

Correlation to disclosures within the Embedded Derivative Liability Table: For the year ended December 31, 2014, the change in value of hedge target line item excludes an increase in the hedge target liability of approximately $1.3 billion resulting from the impact of our 3Q14 annual assumption update which is reported within the “Net impact of assumption updates and other refinements” line item in the Living Benefits Results Table. In addition, the change in value of hedge target in the Living Benefits Results Table includes the receipt of attributed rider fees of approximately $1.0 billion.

Change in portions of U.S. GAAP liability, before NPR, excluded from hedge target; and change in the NPR adjustment:

The change in portions of U.S. GAAP liability, before NPR, excluded from hedge target represents differences between our pre-NPR U.S. GAAP embedded derivative liability and internally-defined hedge target liability. Those differences and the change in NPR adjustment are discussed in more detail above.

Correlation to disclosures within the Embedded Derivative Liability Table: For the year ended December 31, 2014, these line items exclude a net loss of $0.3 billion and net gain of $0.6 billion, respectively, related to the 3Q14 assumption update. The aggregate 3Q14 assumption update impact, net of DAC and other costs, is reported within the “Net impact of assumption updates and other refinements” line item in the Living Benefits Results Table.

In addition, tell us how this information correlates to:

•	the table on page 93, which shows a reconciliation between the fair value of the embedded derivative as defined by U.S. GAAP and the value of your hedge target; and

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 21, 2015

Response:

In our response above, we have noted the primary differences between the two tables as resulting from the presentation of the 3Q14 annual assumption update and the receipt of attributed rider fees. The Company has elected to present the assumption update in aggregate as management believes that is the most relevant view for the users of our financial statements.

In order to provide a reconciliation between the Living Benefits Results Table on page 94 and the Embedded Derivative Liability Table on page 93, assuming no change in facts requiring different disclosure, the Company proposes the following modification to footnote (2) on page 94 in future periodic filings, beginning with its Form 10-Q for the quarterly period ended June 30, 2015:

(2) Excludes the impacts of assumption updates and other refinements, and includes rider fees received attributable to future benefit payments. For both the three and six months ended June 30, 2015, the assumption update impact to the change in value of hedge target, change in portions of U.S. GAAP liability, before NPR, excluded from hedge target and change in the NPR adjustment was approximately $XX billion, $XX billion and $XX billion, respectively. Attributed fees received for the three and six months ended June 30, 2015, were approximately $XX billion and $XX billion, respectively, and were included in “Change in value of hedge target.”

•	the net losses of $2.6 billion in 2014 from product related embedded derivatives and related hedge positions disclosed in the last paragraph on page 127.

Response:

The net losses of $2.6 billion in 2014 from product related embedded derivatives and related hedge positions disclosed in the last paragraph on page 127 refer to the impact recorded within “Realized investment gains (losses), net” of all product related embedded derivatives and related hedge positions for the Financial Services Businesses. The $2.6 billion of net losses primarily include $0.4 billion of net gains reported in Individual Annuities and included within the Embedded Derivative Liability Table on page 94, and $3.0 billion of net losses reported in Corporate and Other, representing the impact of the Company’s decision to manage a portion of the interest rate risk associated with these variable annuities through capital management strategies other than hedging of particular exposures, which is disclosed in footnote (3) to the Living Benefits Results Table. The following is a reconciliation of the Individual Annuities impacts included in the Living Benefit Results Table to the $2.6 billion disclosed on page 127:

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 21, 2015

2014
(in millions)
Individual Annuities product related embedded derivatives and related hedge positions:
Subtotal	$1,406
Net impact of assumption updates and other refinements	(963)

Total product related embedded derivatives and related hedge positions reported in Individual Annuities	443

Product related hedge positions reported in Corporate and Other	(3,036)

Product related embedded derivatives and related hedge positions reported in other segments	(34)

Total Financial Services Businesses product related embedded derivatives and related hedge positions	$(2,627)

*   *   *   *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-802-3555 if you have any questions about this response letter.

Very truly yours,

/s/ Robert D. Axel

Robert D. Axel

Senior Vice President and Principal Accounting Officer

Copies to:	Robert M. Falzon
Susan L. Blount